Exhibit 99.3

Management's Discussion and Analysis

# Aurinia Pharmaceuticals Inc.

YEAR END 15

For the year ended

December 31, 2015

Aurinia

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2015

The following Management’s Discussion and Analysis of Financial Condition or MD&A and Results of Operations provides information on the activities of Aurinia Pharmaceuticals Inc. (“Aurinia” or the “Company”) on a consolidated basis and should be read in conjunction with the Company’s audited consolidated financial statements and accompanying notes for the year ended December 31, 2015 and the Company’s annual amended MD&A and restated audited financial statements for the year ended December 31, 2014. All amounts are expressed in United States (US) dollars unless otherwise stated. Dollar amounts in tabular columns are expressed in thousands of US dollars. This document is current in all material respects as of March 18, 2016.

The financial information contained in this MD&A and in the Company’s audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards or IFRS as issued by the International Accounting Standards Board or IASB. The audited consolidated financial statements and MD&A have been reviewed and approved by the Company’s Audit Committee. This MD&A has been prepared with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, Aurinia is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those in the United States.

FORWARD-LOOKING STATEMENTS

A statement is forward-looking when it uses what the Company knows and expects today to make a statement about the future. Forward-looking statements may include words such as “anticipate”, “believe”, “intend”, “expect”, “goal”, “may”, “outlook”, “plan”, “seek”, “should”, “strive”, “target”, “could”, “continue”, “potential” and “estimated”, or the negative of such terms or comparable terminology. You should not place undue reliance on the forward-looking statements, particularly those concerning anticipated events relating to the development, clinical trials, regulatory approval, and marketing of the Company’s product and the timing or magnitude of those events, as they are inherently risky and uncertain.

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the Company’s future prospects and make informed investment decisions. These statements, may include, without limitation:

  plans to fund the Company’s operations;

  statements concerning strategic alternatives and future operations;

  partnering activities;

  summary statements relating to results of the past voclosporin trials or plans to advance the development of voclosporin;

  statements concerning partnership activities and health regulatory discussions;

  the timing of the release of the primary end-point results of the Company’s voclosporin Phase 2b Lupus Nephritis clinical trial (“AURA”) ;

  the timing of the analysis and review of the AURA data with the U.S. Food and Drug Administration (“FDA”);

  the timing of commencement and completion of clinical trials;

  the Company’s intention to seek regulatory approvals in the United States and Europe for voclosporin;

  the Company’s intention to seek additional corporate alliances and collaborative agreements to support the commercialization and development of its product;

  the Company’s intention to demonstrate that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class status for the treatment of LN outside of Japan;

  the Company’s intention to use the AURA clinical trial program to gain a clearer understanding of voclosporin’s time to onset of action in patients suffering from lupus nephritis (“LN”);

  the Company’s belief that recent granted formulation patents regarding the delivery of voclosporin to the ocular surface for conditions such as dry eye have the potential to be of therapeutic value;

  the Company’s belief that voclosporin has further potential to be of therapeutic value in other autoimmune indications and in the prevention of transplant rejection;

  the Company’s intention to seek regulatory approval in other jurisdictions in the future and initiate clinical studies;

  the Company’s anticipated future financial position, future revenues and projected costs;

  Plans and objectives of management; and

  the Company’s belief that utilizing a multi-targeted approach with voclosporin may help LN patients.

Such statements reflect the Company’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based on a number of estimates and assumptions that, while considered reasonable by the Company, as at the date of such statements, are inherently subject to significant business, economic, competitive, political, scientific and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The factors and assumptions used by the Company to develop such forward-looking statements include, but are not limited to: the assumption that the Company will be able to reach agreements with regulatory agencies on executable development programs; the assumption that recruitment to clinical trials will occur as projected; the assumption that the Company will successfully complete its clinical programs on a timely basis, including the AURA clinical trial currently in progress, to enable the Company to proceed to conduct future required LN clinical trials and meet regulatory requirements for approval of marketing authorization applications and new drug approvals; the assumption the regulatory requirements will be maintained; the assumption that the Company will be able to manufacture and secure a sufficient supply of voclosporin to successfully complete the development and commercialization of voclosporin; the assumption that the Company’s patent portfolio is sufficient and valid; the assumption that there is a potential commercial value for other indications for voclosporin; the assumption that market data and reports reviewed by the Company are accurate; the assumptions relating to the availability of capital on terms that are favourable to the Company; the assumption that the Company will be able to attract and retain skilled staff; the assumption that general business and economic conditions will be maintained, and the assumptions relating to the feasibility of future clinical trials.

It is important to know that:

  Actual results could be materially different from what the Company expects if known or unknown risks affect its business, or if the Company’s estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward- looking statements.

  Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of mergers, acquisitions, other business combinations or transactions, dispositions, sales of assets, asset write-downs or other charges announced or occurring after the forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting the Company’s business.

  The Company disclaims any intention and assumes no obligation to update any forward-looking statements even if new information becomes available, as a result of future events, new information, or for any other reason except as required by law.

Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, performance, or achievements to differ materially from any further results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

  the need for additional capital to fund the Company’s development programs and the effect of capital market conditions and other factors on capital availability;

  difficulties, delays, or failures the Company may experience in the conduct of and reporting of results of its clinical trials for voclosporin, and in particular its current AURA clinical trial;

  difficulties, delays or failures in obtaining regulatory approvals for the initiation of clinical trials;

  difficulties, delays or failures in obtaining regulatory approvals to market voclosporin;

  difficulties the Company may experience in completing the development and commercialization of voclosporin;

  insufficient acceptance of and demand for voclosporin;

  difficulties, delays, or failures in obtaining appropriate reimbursement of voclosporin.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements are made as of the date hereof and the Company disclaims any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For additional information on risks and uncertainties please see the “Risks and Uncertainties” section of this MD&A. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct.

Additional information related to Aurinia, including its most recent Annual Information Form, is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.

OVERVIEW

THE COMPANY

Corporate Structure

Name, Address and Incorporation

Aurinia Pharmaceuticals Inc. or the “Company” is a clinical stage biopharmaceutical company with its head office located at #1203-4464 Markham Street, Victoria, British Columbia V8Z 7X8 where clinical, regulatory and business development functions of the Company are conducted. The Company has its registered office located at #201, 17904-105 Avenue, Edmonton, Alberta T5S 2H5 where the finance function is performed. The office of the Chief Executive Officer is located in Bellevue, Washington.

Aurinia Pharmaceuticals Inc. is organized under the Business Corporations Act (Alberta). The Company’s Common Shares are currently listed and traded on the NASDAQ Global Market (“NASDAQ”) under the symbol “AUPH” and on the Toronto Stock Exchange (“TSX”) under the symbol “AUP”. The Company’s primary business is the development of a therapeutic drug to treat autoimmune diseases, in particular LN.

The Company has the following wholly-owned subsidiaries: Aurinia Pharma Corp. (British Columbia incorporated), Aurinia Pharmaceuticals, Inc. (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated).

RECENT DEVELOPMENTS

AURA-LV (“AURA”) Phase 2b LN clinical trial update - Patient enrollment completed

On January 19, 2016, the Company announced completion of patient enrollment of its AURA (Aurinia Urinary protein Reduction in Active lupus nephritis or AURA) clinical trial at 265 patients (the target number of patients was 258). This Phase 2b clinical trial, is a randomized, controlled, double-blind study comparing the efficacy of voclosporin as a component of multi-targeted therapy against placebo in achieving remission in patients with active LN. AURA is one of the largest prospective registration-quality studies ever conducted within this specific disease area.

The AURA trial has been designed to demonstrate that voclosporin can induce a rapid and sustained reduction of proteinuria with extremely low steroid exposure. The placebo-controlled trial assesses two doses of voclosporin, with all patients receiving background therapy of mycophenolate mofetil (“MMF”) coupled with an aggressive oral corticosteroid taper. There will be a primary analysis to determine complete remission at week 24 (confirmed at 26 weeks) and various secondary analyses at both 24 and 48 weeks which include biomarkers and markers of non-renal lupus. This disease has shown to be particularly difficult to treat with fewer than 20% of patients achieving clinical remission at six months on existing regimens which often require unacceptably high steroid exposure in this predominantly young, female population.

Un-blinding and disclosure of the primary trial data is scheduled within approximately one month of the last enrolled patient completing 24 weeks of active treatment. Therefore, the Company expects that the primary end-point results of the AURA trial will be released in the third quarter ended September 30, 2016 of this year.

AURION study update

On February 8, 2016 the Company announced that it had completed a preliminary analysis of its AURION (Aurinia early Urinary protein Reduction Predicts Response) study. In the first seven patients that have reached at least eight weeks of therapy in the AURION study, 100% (7/7) have achieved at least a 25% reduction in proteinuria compared to study entry. A 25% reduction in proteinuria has been shown to be predictive of a positive clinical response at 24 weeks. All of the other pre-specified eight week biomarkers of active LN have also improved and are trending towards normalization. These biomarkers have also been shown to be predictive of positive clinical response rates at 24 weeks.

In the first eight weeks of a 48 week regimen of multi-target therapy including voclosporin in the AURION study, an overall mean reduction of proteinuria of 72% compared to pre-treatment levels was observed, and 57% (4/7) of these patients achieved complete remission as defined by a urinary protein creatinine ratio of ≤ 0.5mg/mg. Overall renal function as measured by eGFR in these patients has remained stable.

The AURION study is an open label, single arm, exploratory study assessing the ability of biomarkers at eight weeks to predict clinical response rates at 24 and 48 weeks in subjects taking voclosporin 23.7mg twice daily in combination with standard of care,

MMF and corticosteroids, in patients with active LN. It is the first ever trial with voclosporin in this patient population and supports the Company’s hypothesis that utilizing a multi-targeted approach with voclosporin may help LN patients.

FDA Fast Track

On March 2, 2016 the Company announced that the FDA granted Fast Track designation for voclosporin, the Company’s next generation calcineurin inhibitor, for the treatment of LN.

The Fast Track program was created by the FDA to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address significant unmet medical needs. Compounds that receive this FDA designation benefit from more frequent meetings and communications with the FDA to review the drug’s development plan including the design of clinical trials and the use of biomarkers to support approval. Additionally, Fast Track designation allows the Company to submit parts of the New Drug Application (“NDA”) on a rolling basis for review as data becomes available. The Company expects to analyse and review the AURA data with the FDA later in 2016 in order to reach agreement on further clinical development requirements.

2015 CORPORATE DEVELOPMENT

The Company received a final receipt from the British Columbia Securities Commission on October 19, 2015 for the Short Form Base Shelf Prospectus (the “Shelf Prospectus”) of Aurinia dated October 16, 2015. The Company had previously filed on September 17, 2015 the preliminary short form base shelf prospectus with the securities commissions in each of the provinces of Ontario, Alberta and British Columbia in Canada, and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S./Canada Multijurisdictional Disclosure System.

The Shelf Prospectus and corresponding shelf registration statement allows Aurinia to offer up to US$250 million of common shares, warrants and subscription receipts or any combination thereof during the 25-month period that the Shelf Prospectus is effective. The Shelf Prospectus is intended to give Aurinia the capability to access new capital from time to time. The amount and timing of any future offerings will be based on the Company’s financial requirements and market conditions at the time.

The specific terms of any future offering under the Shelf Prospectus will be established at the time of such offering. At the time any of the securities covered by the Shelf Prospectus are offered for sale, a prospectus supplement containing specific information about the terms of such offering will be filed with applicable Canadian securities regulatory authorities and the SEC.

SUMMARY DESCRIPTION OF BUSINESS

The Company has, since September 20, 2013, rebranded and restructured itself around a strategy that focuses on the development of voclosporin for the treatment of LN.

Voclosporin is a novel therapeutic immunomodulating drug candidate which is a next generation calcineurin inhibitor (“CNI”) It has been previously studied in the prevention of kidney rejection following transplantation, psoriasis and in various forms of uveitis (an ophthalmic disease). The mechanism of action of voclosporin, a CNI, has been validated with certain first generation CNIs for the prevention of rejection in patients undergoing solid organ transplants and in several autoimmune indications, including dermatitis, keratoconjunctivitis sicca (Dry Eye Syndrome), psoriasis, rheumatoid arthritis, and for LN in Japan. The Company believes that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class regulatory approval status for the treatment of LN outside of Japan.

LN Clinical development program

In June, 2014 Aurinia announced the initiation of its planned global 258 patient AURA clinical trial to evaluate the safety and efficacy of voclosporin as a treatment for LN. LN is an inflammation of the kidney that if untreated or inadequately treated can lead to end-stage renal disease and the requirement for life-long dialysis, or even death.

The AURA trial is being conducted in 20 countries and is a randomized, controlled, double-blind study comparing the efficacy of voclosporin against placebo in achieving remission in patients with active LN. This trial is designed to demonstrate that voclosporin can induce a rapid and sustained reduction of proteinuria in the presence of extremely low steroid exposure and fulfill specific regulatory requests. It will compare two dosage groups of voclosporin (23.7mg and 39.5mg) administered with MMF vs. MMF alone. All patients will also receive oral corticosteroids as background therapy. There will be a primary analysis to determine complete remission at week 24 and various secondary analyses at week 48 which include biomarkers and markers of non-renal systemic lupus erythematosus (“SLE”).

The Company’s clinical strategy involves layering voclosporin on top of the current standard of care (CellCept®/MMF and steroids) as a multi-targeted therapeutic (“MTT”) approach to induce and maintain remission in patients suffering from active LN. In 2012, the Company gained alignment with both the Cardio-Renal and Pulmonary, Allergy, and Rheumatology Products divisions of the FDA on its proposed Phase 2b protocol. The Company has an open Investigational New Drug (“IND”) with the FDA.

With the existing evidence that supports the utility of CNIs in combination with MMF in treating LN, the robust safety data base of voclosporin generated in other disease states and the fact that CellCept®/MMF in combination with the other CNIs is the standard of care in solid organ transplant patients, it is reasonable to consider that voclosporin is a risk-mitigated clinical asset for the treatment of LN.

In support of this large, randomized, LN Phase 2b clinical trial, the Company announced on February 9, 2015 the initiation of an open label, exploratory study to assess short term predictors of response using voclosporin in combination with MMF, in patients with active LN. The AURION study, being conducted at two sites in Malaysia, will examine biomarkers of disease activity at eight weeks and their ability to predict response at 24 and 48 weeks.

STRATEGY

The Company’s business strategy is to optimize the clinical and commercial value of voclosporin, its late stage clinical candidate. In particular, the Company is focused on the development of voclosporin as an add-on therapy to the current standard of care, CellCept®, which was developed by the Aurinia Pharma Corp. management team during its tenure at Aspreva Pharmaceuticals Inc.

The key elements of the Company’s corporate strategy include:

  Focusing the Company’s resources on advancing voclosporin through a robust LN Phase 2b clinical trial.

  Mitigating development risk by leveraging the Aspreva Lupus Management Study (“ALMS”) database and management team’s experience – The Company has certain rights to utilize the ALMS database including its use in planning, designing and informing the AURA clinical trial.

  Upon successful completion of the AURA clinical trial, plan to initiate the required Phase 3 clinical program for LN.

  Consider strategic opportunities for other voclosporin formulations and new autoimmune indications.

  for example, Company believes that recent granted formulation patents regarding the delivery of voclosporin to the ocular surface for conditions such as dry eye have the potential to be of therapeutic value. The Company will continue to explore its strategic options to exploit shareholder value from this intellectual property as resources permit.

  Consider other business development opportunities that would be a strategic fit for the Company or voclosporin under the right circumstances and timing.

About lupus nephritis

The Lupus Foundation of America estimates that approximately 1.5 million people in the United States of America and up to 5.0 million people worldwide suffer from SLE. Approximately 90% of patients suffering from SLE are women of child-bearing age. The disease causes severe impairments on quality of life and wellbeing. Of the patients suffering from SLE, 40-60% experience renal manifestations of the disease resulting in inflammation of the kidney. These patients are considered to have LN and have a high probability of advancing to end stage renal disease and dialysis if left untreated.

Based on the work performed by the former Aspreva team, the ALMS data has been reported in several respected journals, including, the New England Journal of Medicine (Dooley MA, Jayne D, Ginzler EM, Isenberg D, Olsen NJ, Wofsy D, Solomons, N et al; ALMS Group. Mycophenolate versus azathioprine as maintenance therapy for lupus nephritis. N Engl J Med. 2011 Nov 17;365(20):1886-95) and the Journal of the American Society of Nephrology (Appel GB, Contreras G, Dooley MA, Ginzler EM, Isenberg D, Jayne D, Solomons N et al; Aspreva Lupus Management Study Group. Mycophenolate mofetil versus cyclophosphamide for induction treatment of lupus nephritis. J Am Soc Nephrol. 2009 May;20(5):1103-12. Epub 2009 Apr 15.) These publications and subsequent alterations in treatment strategies by physicians caring for patients suffering from LN have established CellCept®/MMF as the standard of care for the treatment of LN. This shift in the treatment paradigm for LN and the establishment of CellCept® use as a relatively uniform treatment approach for these patients has, in the view of the Company, caused the LN market to evolve into an attractive and mature market opportunity.

Despite CellCept® being the current standard of care for the treatment of LN, it remains far from adequate with fewer than 20% of patients on therapy actually achieving disease remission after six months of therapy. Data suggests that a LN patient who does not achieve rapid disease remission upon treatment is more likely to experience renal failure or require dialysis at 10 years (Chen YE, Korbet SM, Katz RS, Schwartz MM, Lewis EJ; the Collaborative Study Group. Value of a complete or partial remission in severe lupus nephritis. Clin J Am Soc Nephrol. 2008;3:46-53.). Therefore, it is critically important to achieve disease remission as quickly and as effectively as possible. The data suggests that the majority of patients in the United States suffering from lupus will not achieve complete remission and are not adequately treated (BioTrends® Research Group In., ChartTrends® SLE, December 2010).

CNIs and Lupus Nephritis

Aurinia’s lead drug, voclosporin, belongs to a class of drugs called CNIs. There are only two other oral marketed CNIs available, cyclosporine and tacrolimus. Cyclosporine was introduced to the marketplace in the early 1980s while tacrolimus was first marketed in the mid-1990s. Both cyclosporine and tacrolimus have lost key patent protection and have not been approved for the treatment of LN outside of Japan. For the past 20 years these products, in combination with CellCept®/MMF and steroids have been the cornerstone for the prevention of renal transplant rejection with greater than 90% of all renal transplant patients leaving hospital on lifelong CNI plus MMF therapy (UNOS database).

In late 2008, the Japanese Health Authority became the first major jurisdiction in 50 years to approve a pharmaceutical agent for the treatment of LN. This product was the calcineurin inhibitor tacrolimus. In addition to this approval, a substantial amount of recent data has been generated, primarily from investigator initiated trials that supports the use of either cyclosporine or tacrolimus for the treatment of various forms of lupus including LN. The addition of tacrolimus, layered on top of MMF and steroids akin to the widely accepted and utilized transplantation regimen, appears to dramatically improve complete response/remission rates in LN (Bao H, Liu ZH, Xie HL, Hu WX, Zhang HT, Li LS. Successful treatment of class V+IV lupus nephritis with multitarget therapy. J Am Soc Nephrol. 2008 Oct;19(10):2001-10. Epub 2008 Jul 2 and .Liu , Zhi-Hong et al., 2012 ASN Abstract SA-OR097). This approach to treatment can be considered a MTT approach to treating LN as it is routinely used in transplantation. Complete remission rates of up to 50% have been reported utilizing this approach. Long term follow-up studies in LN suggest that the early reduction in proteinuria as seen in complete remission leads to improved renal outcome at ten years. (Houssiau FA, Vasconcelos C, D’Cruz D, Sebastiani GD, de Ramon Garrido E, Danieli MG, et al. Early response to immunosuppressive therapy predicts good renal outcome in lupus nephritis. Lessons from long-term followup of patients in the Euro-lupus nephritis trial. Arthritis Rheum. 2004 Dec;50(12):3934-40).

The Company plans to utilize this MTT approach to treating LN patients with voclosporin.

About voclosporin

Voclosporin is an oral drug, administered twice daily. It is structurally similar to cyclosporine A (“CsA”), but is chemically modified on the amino acid-1 residue. This modification leads to a number of advantages the Company believes offer relevant clinical benefits as compared to the older off-patent CNIs.

Voclosporin mechanism of action

Voclosporin reversibly inhibits immunocompetent lymphocytes, particularly T-Lymphocytes in the G0 and G1 phase of the cell-cycle, and also reversibly inhibits the production and release of lymphokines. Through a number of processes voclosporin inhibits and prevents the activation of various transcription factors necessary for the induction of cytokine genes during T-cell activation. It is believed that the inhibition of activation of T-cells will have a positive modulatory effect in the treatment of LN. In addition to these immunologic impacts recent data suggests that CNIs have another subtle but important impact on the structural integrity of the podocytes (Faul C, et al. The actin cytoskeleton of kidney podocytes is a direct target of the antiproteinuric effect of cyclosporine A. Nat Med. 2008 Sep;14(9):931-8. doi: 10.1038/nm.1857). This data suggests that inhibition of calcineurin in patients with autoimmune kidney diseases helps stabilize the cellular actin-cytoskeleton of the podocytes thus having a structural impact on the podocyte and the subsequent leakage of protein into the urine, which is a key marker of patients suffering from LN.

Potential voclosporin clinical benefits

The Company believes that voclosporin has shown a number of key clinical benefits over the existing commercially available CNIs (tacrolimus & cyclosporine). Firstly, CNI assay results have indicated that voclosporin is approximately four times more potent than its parent molecule cyclosporine, which would indicate an ability to give less drug and produce fewer potentially harmful metabolites. Secondly, cyclosporine inhibits the enterohepatic recirculation of mycophenolic acid (“MPA”), the active metabolite of MMF. The net effect of co-administration of CsA with MMF is reduced MPA systemic exposure by as much as 50% (D. Cattaneo et al. American Journal of Transplantation, 2005:12(5);2937-2944.). This drug interaction has not been observed with voclosporin and it is not expected that MPA blood exposure levels will be reduced with voclosporin co-administration. This is an extremely important fact to consider as most patients being treated with voclosporin for LN will already be taking MMF. Furthermore, pharmacokinetic and pharmacodynamics (“PK-PD”) analysis indicate lower PK-PD variability for voclosporin versus tacrolimus or cyclosporine, to the extent that the Company believes flat-dosing can be achieved for voclosporin. The currently available CNIs require extensive therapeutic drug monitoring which can often be costly, confusing and time consuming for treating physicians.

In a head-to-head study comparing voclosporin against cyclosporine in the treatment of psoriasis, cyclosporine was shown to cause significant increases in lipid levels as compared to voclosporin. The difference was statistically significant. This is important considering most lupus patients die of cardiovascular disease. In another study comparing voclosporin against tacrolimus in patients undergoing renal transplantation, the voclosporin group experienced a statistically significantly lower incidence of glucose intolerance and diabetes than tacrolimus treated patients. Additionally, in the Japanese tacrolimus study that led to the approval of this drug in Japan, almost 15% of tacrolimus patients experienced glucose intolerance (Miyasaka N, Kawai S, Hashimoto H. Efficacy and safety of tacrolimus for lupus nephritis: a placebo-controlled double-blind multicenter study. Mod Rheumatol. 2009;19(6):606-15. Epub 2009 Aug 18). This is a major limitation for physicians wanting to use this agent in lupus and is a well described side effect of tacrolimus.

The Company believes that voclosporin can be differentiated from the older CNIs and thus possess a unique position in the market.

Scientific Rationale for Treatment of LN with voclosporin

SLE including LN is a heterogeneous autoimmune disease with often multiple organ and immune system involvement. T-cell mediated immune response is an important feature of the pathogenesis of LN while the podocyte injury that occurs in conjunction with the ongoing immune insult in the kidney is an important factor in the clinical presentation of the disease.

The use of voclosporin in combination with the current standard of care for the treatment of LN provides a multi-targeted approach to treating this heterogenous disease (similar to the standard approach in preventing kidney transplant rejection). Voclosporin has shown to have potent effects on T-cell activation leading to its immunomodulatory effects. Additionally, recent evidence suggests that inhibition of calcineurin has direct physical impacts on the podocytes within the kidney. Inhibition of calcineurin within the podocytes can prevent the dephosphorylation of synaptopodin which in turn inhibits the degradation of the actin cytoskeletion within the podocyte. This process is expected to have a direct impact on the levels of protein in the urine which is a key marker of LN disease activity.

RESULTS OF OPERATIONS

For the year ended December 31, 2015, the Company reported a consolidated net loss of $18.61 million or $0.58 loss per common share, as compared to a consolidated net loss of $19.42 million or $0.67 per common share for the year ended December 31, 2014.

The activity levels were higher across all operational components in 2015 as patient enrollment numbers for its AURA clinical trial increased significantly in 2015 as compared to 2014 with enrollment of the 265 patients completed shortly after the year ended December 31, 2015 as discussed in the “Recent Developments” section above.

In conjunction with the increased enrollment and treatment of patients in the AURA clinical trial, the costs associated with this trial increased significantly as would be expected. Research and development expenses increased by $6.87 million to $15.98 million in 2015 as compared to $9.11 million in 2014. Trial costs are forecast to decrease in 2016 relative to 2015 as costs will decrease as patients finish the trial.

Offsetting the increased research and development costs was a change in the fair value revaluation of the derivative warrant liability of $7.87 million as the Company recorded a gain of $5.10 million in 2015 compared to a loss of $2.77 million in 2014. The 2014 net income also reflected gains on extinguishment/re-measurement of a liability of $2.83 million associated with other contingent warrants. There was no similar item in 2015.

After adjusting for the non-cash impact of the revaluation of the warrant liability, the net loss from operations for the year ended December 31, 2015 was $23.74 million compared to $16.65 million for the year ended December 31, 2014.

Revenue and deferred revenue

The Company recorded revenue of $235,000 for the year ended December 31, 2015 compared to $278,000 for the year ended December 31, 2014.

The remaining deferred revenue related to the 3SBio Inc. and Paladin Labs Inc. fee payments is being amortized on a straight line basis which approximates how the Company expects to incur patent annuity costs for certain specified countries related to meeting its obligations under the terms of the applicable agreements.

Research and Development expenses

Research and development expenditures increased to $15.98 million for the year ended December 31, 2015 compared to $9.11 million for the year ended December 31, 2014. The increase in expenditures reflected higher costs related to drug distribution, patient recruitment, enrolment and treatment activities for the AURA clinical trial as the number of patients increased significantly during the 2015 fiscal year.

CRO and other third party clinical trial costs were $11.00 million for the year ended December 31, 2015 compared to $6.58 million for 2014.

The Company incurred drug supply costs, primarily for drug packaging, stability, distribution and freight, of $1.98 million for the year ended December 31, 2015 compared to $894,000 for 2014.

Salaries, annual incentive pay and employee benefits were $1.43 million for the year ended December 31, 2015 compared to $1.03 million for 2014. The Company incurred higher salaries and benefits in 2015 due to four additional employees being hired to assist with certain clinical trial functions.

The Company recorded non-cash stock compensation expense of $862,000 for year ended December 31, 2015 compared to $Nil for 2014 as stock options were granted to R&D personnel in 2015.

Patent annuity and other patent related legal fees expensed were consistent at $313,000 for the year ended December 31, 2015 compared to $316,000 for 2014.

Travel expenses related to research and development were $274,000 for the year ended December 31, 2015 compared to $212,000 for 2014 as additional travel was incurred in 2015 related to patient enrollment activities.

Miscellaneous other expenses, which included items such as clinical trial insurance, phone, publications and trial courier costs, increased to $122,000 in 2015 as opposed to $76,000 in 2014 due to increased activity levels in the AURA clinical trial.

Corporate, administration and business development expenses

Corporate, administration and business development expenses were $6.26 million for the year ended December 31, 2015 compared to $6.89 million for 2014.

Corporate, administration and business development expenses included non-cash stock-based compensation expense of $2.36 million for the year ended December 31, 2015 compared to $1.93 million for 2014. The increase in stock-based compensation expense in 2015 reflected compensation expense related from the grant of 988,000 stock options to Board directors and corporate, administration and business development personnel in 2015 plus compensation expense carried over from the 2014 granted stock options whereas the 2014 comparable expense related specifically to the 1,062,000 stock options granted to the Chief Executive Officer and the Board of Directors on February 18, 2014.

Other expenses were as follows:

Salaries, incentive pay accruals and employee benefits were $1.72 million for the year ended December 31, 2015 compared to $2.00 million for 2014. The decrease for the year ended December 31, 2015 from the comparable period in 2014 was primarily due to lower costs for its Canadian employees in 2015 due to the foreign exchange effect of a lower Canadian dollar relative to the US dollar.

Trustee fees, filing fees and other public company costs were $364,000 respectively for the year ended December 31, 2015 compared to $732,000 for 2014. Costs for 2015 included the costs of filing the Base Shelf Prospectus whereas the comparable period in 2014 included the costs for filing and obtaining the NASDAQ listing and incurring TSX listing fees upon the Company graduating to the TSX from the TSX-V exchange.

Professional and consulting fees were $698,000 for the year ended December 31, 2015 compared to $952,000 for 2014. The decrease resulted primarily from a reduction in 2015 of consulting fees related to business development activities and reduced accounting and auditing fees when compared to the corresponding period in 2014.

Director fees were $308,000 for the year ended December 31, 2015 compared to $455,000 for 2014. The decrease in director fees in 2015 reflected reduced compensation levels, a reduction in the number of Board members and the foreign exchange effect of a lower Canadian dollar relative to the US dollar.

Insurance, office, phone and information technology services increased to $308,000 in 2015 compared to $229,000 in 2014. The change was due to an increase of $102,000 in directors’ and officers’ liability insurance costs as coverage was increased to US$20 million in 2015 from CDN$15 million in 2014.

Travel and promotion expenses related to corporate, administration and business development were consistent at $300,000 for the year ended December 31, 2015 compared to $295,000 for 2014.

Rent, utilities and other facility costs decreased to $202,000 for the year ended December 31, 2015 compared to $291,000 for 2014 primarily due to exiting the Edmonton lab and office facility in the latter part of 2014.

Stock-based compensation expense

For stock option plan information and outstanding stock option details refer to note 13(c) of the audited consolidated financial statements for the year ended December 31, 2015.

On January 6, 2015, the Company granted 960,000 stock options to officers, directors, and employees of the Company at a price of $3.59 (CDN$4.25) per common share. On April 7, 2015, the Company granted 48,000 stock options to employees of the Company at a price of $4.15 (CDN$5.19). On June 2, 2015, the Company granted 60,000 stock options to directors of the Company at a price of $3.47 (CDN$4.31). On August 17, 2015 the Company granted 323,000 stock options to certain officers and a new employee of the Company at a price of $3.40 (CDN$4.45). On December 18, 2015 the Company granted 65,000 stock options to employees of the Company at a price of $2.43 (CDN$3.39). All of these options are exercisable for a term of five years and vest in equal amounts per month over twelve months.

On February 18, 2014, the Company granted 1,192,200 stock options to certain directors and officers of the Company at a price of $3.19 (CDN$3.50) per common share. The options are exercisable for a term of ten years and vest over specific time periods with the exception of 50,000 options which vested in 2014 upon the Company achieving a specific milestone. On November 18, 2014 the Company granted 20,000 stock options to a new director of the Company at $3.44 (CDN$3.91) which options are exercisable for a term of five years and vest in equal amounts over twelve months.

Application of the fair value method resulted in charges to stock-based compensation expense of $3.22 million for the year ended December 31, 2015 (2014 – $2.19 million) with corresponding credits to contributed surplus. For the year ended December 31, 2015, stock-based compensation expense has been allocated to research and development expense in the amounts of $862,000 (2014 –$Nil) corporate and administration expense in the amount of $2.36 million (2014 – $1.93 million); and restructuring costs in the amount of $Nil (2014 – $253,000).

Amortization of intangible assets

Amortization of intangible assets was consistent at $1.54 million for the year ended December 31, 2015 compared to $1.48 million recorded in 2014.

Restructuring costs

Restructuring costs were $Nil for the year ended December 31, 2015 compared to $1.07 million for 2014.

The Company recorded restructuring costs related to the shut-down of the Edmonton lab facility in 2014 and the transfer of the head office and all business operations, except for the finance function, to Victoria, British Columbia. The finance group also moved to smaller premises in Edmonton during the year. Restructuring costs included moving costs, retention and/or severance costs of $259,000 and a provision for the estimated loss on the sublease agreement related to the Edmonton lab facility in the amount of $340,000. In addition the Company recorded restructuring costs related to its divesture of its early stage Non-Immunosuppressive Cyclosporine Analogue Molecules (“NICAMs”) assets. On February 14, 2014 the Company signed a NICAMs Purchase and Sale Agreement with Ciclofilin Pharmaceuticals Corp. (“Ciclofilin”), a company controlled by the former Chief Executive Officer and Chief Scientific Officer, whereby it divested its NICAMs assets, consisting of intellectual property, including patent applications and know-how to Ciclofilin. There was no upfront consideration received by the Company and future consideration will consist of milestones relating to the clinical and marketing success of NICAMs and a royalty. Due to NICAMs’ early stage of development, the Company estimated the fair value of the consideration to be $Nil at the time of the disposition and as at December 31, 2015.

The Company recorded $216,000 of restructuring costs related to the NICAMs in 2014 which consisted of severances of $115,000 paid to the three employees working on the NICAMs and $101,000 of other NICAMs related expenses, including wage and patent costs incurred from January 1, 2014 to the divestiture date. The Company also recorded as restructuring costs in 2014, stock compensation expense of $253,000 related to the 150,000 stock options granted in February 2014 to the former Chief Executive Officer pursuant to his termination agreement.

Other expense (income)

The Company recorded other expense of $128,000 for the year ended December 31, 2015 compared to other income of $1.70 million for 2014.

Other expense (income) included the following items:

A foreign exchange gain of $159,000 for the year ended December 31, 2015 compared to a foreign exchange loss of $119,000 for 2014.

Revaluation expense adjustments on long term contingent consideration to ILJIN Life Science Co., Ltd. (“ILJIN”) of $337,000 for the year ended December 31, 2015 compared to $848,000 for 2014.

Other expense (income) for 2014 reflected a gain on extinguishment of warrant liability of $2.19 million. There was no similar item in 2015. The 2014 comparable figure also included a gain on re-measurement of warrant liability of $646,000 and $203,000 of share issue costs allocated on a pro-rata basis to the warrant liability arising from the February 14, 2014 private placement. There were no similar items in 2015.

Gain (loss) on derivative warrant liability

The Company recorded a non-cash gain on the derivative warrant liability of $5.10 million for the year ended December 31, 2015 compared to non-cash loss of $2.77 million for 2014. These revaluations fluctuate based primarily on the market price of the Company’s common shares. The derivative warrant liability is more fully discussed in the section “Critical estimates in applying the Company’s accounting policies” and note 12 to the consolidated financial statements for the year end December 31, 2015.

LIQUIDITY AND CAPITAL RESOURCES

The Company is in the development stage and is devoting substantially all of its operational efforts and financial resources towards completing the AURA clinical trial activities for its late stage drug, voclosporin.

At December 31, 2015, the Company had a total of $15.75 million in cash, term deposits and a bank discount note, recorded as a short term investment, compared to $32.70 million at December 31, 2014. At December 31, 2015, the Company had net working capital of $12,917,000 compared to $30,715,000 at December 31, 2014. For the year ended December 31, 2015, the Company reported a loss of $18,607,000 (2014 - $19,421,000) and a cash outflow from operating activities of $17,766,000 (2014 -$16,908,000). As at December 31, 2015 the Company had an accumulated deficit of $257,753,000 (2014 – $239,146,000).

Management believes that its financial resources should be sufficient to finance the AURA trial, the AURION study and the supporting corporate, administration and business development activity costs until approximately the end of 2016.

As such, the Company has sufficient working capital to reach the 24 week Primary endpoint for the AURA trial which completed enrollment on January 18, 2016. The Company expects to release the 24 week primary endpoint data in the third quarter of 2016. Management considers this a key milestone event for the Company.

On October 16, 2015, the Company filed a Short Form Base Shelf Prospectus (the Shelf Prospectus). The Shelf Prospectus and corresponding shelf registration statement allows the Company to offer up to $250,000,000 of common shares, warrants and subscription receipts or any combination thereof during the 25-month period that the Shelf Prospectus is effective. The Shelf Prospectus is intended to give the Company the capability to access new capital from time to time.

In order to complete the remainder of AURA clinical trial and be able to undertake further development and commercialization of voclosporin and have the ability to continue as a going concern (see note 2 -“going concern” to the consolidated financial statements for the year ended December 31, 2015) the Company will need to raise additional funds within the next 12 months.

The outcome of such an offering is dependent on a number of factors outside of the Company’s control. The nature of the biotechnology sector and current financial equity market conditions make the success of any future financing ventures uncertain. There is no assurance that any new financings will be successful.

The success of the Company and recoverability of amounts expended on research and development to date, including capitalized intangible assets, is dependent on the ability of the Company to raise additional cash, then to complete development activities, receive regulatory approval and to be able to commercialize voclosporin in the key markets and indications, whereby the Company can achieve future profitable operations. Depending on the results of the research and development programs and availability of financial resources, the Company may accelerate, terminate, cut back on certain areas of research and development, commence new areas of research and development, or curtail certain or all of the Company’s operations. There is no assurance that these initiatives will be successful.

The Company has been successful in the past in raising funds. On February 14, 2014, the Company completed a private placement with net proceeds of $48.31 million, the net proceeds of which were to be used to advance the clinical and non-clinical development of its lead drug voclosporin, as a therapy for LN, and for general corporate purposes.

The Company will need to issue additional equity or seek additional financing through other arrangements to further the development of voclosporin beyond the current AURA clinical trial. The Company’s future funding requirements will depend on the future development plans for voclosporin beyond the current AURA clinical trial and potential strategic business development opportunities.

Any sale of additional equity will result in dilution to the Company’s shareholders. There can be no assurance that the Company will be able to successfully obtain future financing in the amounts or terms acceptable to the Company, if at all, in order to continue the planned operational activities of the Company. If the Company is unable to obtain financing to fund the development program and its future operational activities, it may be required to delay, reduce the scope of, or eliminate the planned development activities, which could harm the Company’s future financial condition and operating results. Without this additional funding, the Company will be required to review its strategic alternatives.

Sources and Uses of Cash:

	Year ended	Year ended
	December 31,	December 31,	Increase
	2015	2014	(Decrease)
	(in thousands)	(in thousands)	(in thousands)
	$	$	$
Cash used in operating activities	(17,766)	(16,908)	(858)
Cash used in investing activities	(23)	(10,080)	10,057
Cash provided by financing activities	839	47,890	(47,051)
Effect of foreign exchange rate on cash and cash equivalents	-	(17)	17
Net increase (decrease) in cash and cash equivalents	(16,950)	20,885	(37,835)

At December 31, 2015, the Company had a total of $15.75 million in cash, term deposits and a bank discount note, recorded as a short term investment, compared to $32.70 million at December 31, 2014.

Net cash used in operating activities in fiscal 2015 was $17.77 million, an increase of $858,000 from cash used in operating activities of $16.91 million in fiscal 2014. Cash used in operating activities in 2015 and 2014 was composed of net loss, add-backs or adjustments not involving cash and net change in non-cash working items, which for 2014 included repayment of the drug supply loan in the amount of $1.20 million.

Cash used in investing activities in fiscal 2015 was $23,000 compared to cash used in investing activities of $10.08 million for fiscal 2014. In 2014 the Company purchased a bank discount note for $9.99 million in 2014 that was required to be reflected as a short term investment and as an investing activity.

Cash provided by financing activities for fiscal 2015 was $839,000 compared to cash provided by financing activities in fiscal 2014 of $47.89 million. The Company received $685,000 for the exercise of warrants for fiscal 2015 compared to $1.18 million for 2014. The Company also received $154,000 from the exercise of stock options for fiscal 2015 ($Nil in 2014). On February 14, 2014, the Company received net proceeds of $48.31 million from the private placement equity financing and in turn paid out the financing milestone to ILJIN (contingent consideration) of $1.6 million in the same period.

Use of Proceeds

On February 14, 2014, the Company completed a private placement with net proceeds of $48.31 million, the net proceeds of which were to be used to advance the clinical and non-clinical development of its lead drug voclosporin, as a therapy for LN, and for general corporate purposes. A summary of the anticipated and actual use of proceeds from February 14, 2014 to December 31, 2015 from that financing are set out below (other than working capital):

	Expected use of proceeds for	Incurred for period to
	period to December 31, 2015	December 31, 2015
	(in thousands)	(in thousands)
	$	$

Research and development of voclosporin	24,218	24,232

Other corporate purposes
Corporate, administration and business development	9,582	8,781
Repayment of drug supply loan	1,290	1,290
Payment of financing milestone to ILJIN	1,472	1,600

	12,344	11,671

For the period from the date of the private placement to December 31, 2015, the actual use of proceeds were slightly less than the original estimates. This is primarily the result of actual AURA clinical trial expenditures to date being less than originally estimated due to a difference in timing of these expenditures resulting from a delay in completion of enrollment from that originally projected. No significant impact on the Company’s ability to achieve its key business objectives and milestones as a result of this variation is expected.

CONTRACTUAL OBLIGATIONS

The Company has the following contractual obligations as at December 31, 2015.

		Less than	Two to three	Greater than
	Total	one year	years	three years
	(in thousands)	(in thousands)	(in thousands)	(in thousands)
	$	$	$	$
Operating lease obligations (1)	341	298	43	-
Purchase obligations (2)	241	225	16	-
Accounts payable and accrued liabilities	3,333	3,333	-	-
Contingent consideration to ILJIN (3)	3,810	-	2,486	1,324
Total	7,725	3,856	2,545	1,324

(1)	Operating lease obligations are comprised of the Company’s future minimum lease payments for its premises.
(2)

The Company has entered into contractual obligations for services and materials required for the AURA clinical trial and other operational activities. The purchase obligations presented represent the minimum amount to exit the company’s contractual commitments.

(3)	Contingent consideration to ILJIN is described in note 11 to the consolidated audited financial statements for the year ended December 31, 2015.

RELATED PARTY TRANSACTIONS

Stephen P. Robertson, a partner at Borden Ladner Gervais (“BLG”), acts as the Company’s corporate secretary. The Company recorded legal fees, incurred in the normal course of business to BLG of $101,000 for the year ended December 31, 2015 compared to $28,000 for the period June 16, 2014 to December 31, 2014. Mr. Robertson became the Company’s corporate secretary on June 16, 2014. The amount charged by BLG is based on standard hourly billing rates for the individuals working on the Company’s account. The Company has no ongoing contractual or other commitments as a result of engaging Mr. Robertson to act as the Company’s corporate secretary. Mr. Robertson receives no additional compensation for acting as the corporate secretary beyond his standard hourly billing rate.

Compensation paid to key management personnel is disclosed in note 21 to the audited consolidated financial statements for the year ended December 31, 2015.

OFF-BALANCE SHEET ARRANGEMENTS

To date the Company has not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. The Company does have off-balance sheet financing arrangements consisting of various lease agreements which are entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in Corporate, administration and business development expenses. All of the lease agreement amounts have been reflected in the Contractual Obligations table above.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgment to, future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

A complete listing of critical accounting policies, estimates, judgments and measurement uncertainty can be found in Note 4 of the annual consolidated financial statements for the year ended December 31, 2015.

NEW ACCOUNTING STANDARDS, AMENDMENTS AND INTERPRETATIONS

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee ("IFRIC") that are not yet effective for the year ended December 31, 2015. The standards impacted that are applicable to the Company are as follows:

IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Company is yet to assess IFRS 9’s full impact.

IFRS 15, Revenue from Contracts with Customers, deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of goods or service and thus has the ability to direct the use and obtain the benefits from the goods or service. The standard replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted. The Company is yet to assess the impact of IFRS 15.

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a right-of-use asset for virtually all lease contracts. There is an optional exemption for certain short-term leases and leases of low value assets; however, this exemption can only be applied by lessees. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application if IFRS 15 is also applied. Management is assessing the potential impact the adoption of IFRS 16 will have on the Company’s combined financial statements.

RISKS AND UNCERTAINTIES

The Company has invested a significant portion of its time and financial resources in the development of voclosporin. The Company anticipates that its ability to generate revenues and meet expectations will depend primarily on the successful development and commercialization of voclosporin.

The successful development and commercialization of voclosporin will depend on several factors, including the following:

Since its inception, the Company has experienced recurring operating losses and negative cash flows, and expects to continue to generate operating losses and consume significant cash resources for the foreseeable future.

Management believes that the Company has sufficient working capital to reach the 24 week Primary endpoint for its AURA trial which completed enrollment on January 18, 2016. The Company expects to release the 24 week primary endpoint data in the third quarter of 2016. However, in order to complete the 48 week AURA trial and be able to undertake further development and commercialization of voclosporin, the Company will need to raise additional funds within the next 12 months.

These conditions raise substantial doubt about its ability to continue as a going concern without raising this additional required financing.

As a result, the Company’s consolidated financial statements for the year ended December 31, 2015, contain a going concern note (note 2) with respect to this uncertainty. Substantial doubt about the Company’s ability to continue as a going concern may materially and adversely affect the price per share of its common stock, and it may be more difficult for the Company to obtain financing. The going concern note in the consolidated financial statements may also adversely affect its relationships with current and future collaborators, contract manufacturers and investors, who may grow concerned about its ability to meet our ongoing financial obligations. If potential collaborators decline to do business with the Company or potential investors decline to participate in any future financings due to such concerns, the Company’s ability to increase its cash position may be limited. The Company has prepared its financial statements on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company’s consolidated financial statements for the year ended December 31, 2015 do not include any adjustment to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Other risk factors also include the following:

  successful completion of its clinical program in LN, including the AURA clinical trial and AURION study currently underway;

  Timely completion of the AURA clinical trial and AURION study;

  receipt of marketing approvals from the FDA and other regulatory authorities with a commercially viable label;

  securing and maintaining partners with sufficient expertise and resources to help in the continuing development and eventual commercialization of voclosporin;

  maintaining suitable manufacturing and supply arrangements to ensure commercial quantities of the product through validated processes;

  acceptance and adoption of the product by the medical community and third-party payors; and

  the ability of the Company to raise future financial resources when required. Future additional sources of capital could include payments from potential new licensing partners, equity financings, debt financings and/or the monetization of the Company’s intangible assets. There is no assurance of obtaining additional future financing through these arrangements or any arrangements on acceptable terms.

A more detailed list of the risks and uncertainties affecting the Company can be found in the Company’s Annual Information Form which is filed on SEDAR and EDGAR. Additional risks and uncertainties of which the Company is unaware, or that it currently deems to be immaterial, may also become important factors that affect the Company.

Capital management

The Company’s objective in managing capital is to ensure a sufficient liquidity position to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

The Company defines capital as net equity, comprised of issued common shares, warrants, contributed surplus and deficit.

The Company’s objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations and finance its research and development activities, corporate, administration and business development expenses, working capital and overall capital expenditures.

Since inception, the Company has primarily financed its liquidity needs through public offerings of common shares and private placements. The Company has also met its liquidity needs through non-dilutive sources, such as debt financings, licensing fees from its partners and research and development fees.

There have been no changes to the Company’s objectives and what it manages as capital since the prior fiscal period. The Company is not subject to externally imposed capital requirements.

Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the board of directors. Management identifies and evaluates the financial risks. The Company’s overall risk management program seeks to minimize adverse effects on the Company’s financial performance.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through the management of its capital structure and financial leverage. The Company successfully completed a $52 million private placement on February 14, 2014 which is expected to provide the Company with sufficient financial resources to conduct its ongoing AURA clinical trial and other corporate, administration and business development activities until approximately the end of 2016. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors and/or the Audit Committee reviews and approves the Company’s operating budgets, as well as any material transactions out of the ordinary course of business. The Company invests its cash in term deposits and bank discount notes with 30 to 180 day maturities to ensure the Company’s liquidity needs are met.

The Company’s activities have been financed through a combination of the cash flows from licensing and development fees and the issuance of equity and/or debt. As described in note 2 to the consolidated financial statements for the year ended December 31, 2015, the Company is dependent on raising additional financing to sustain operations and complete the clinical trial.

All of the Company’s financial liabilities are due within one year except for the contingent consideration to ILJIN and the derivative warrant liability.

Interest rate, credit and foreign exchange risk

The Company invests in cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, term deposits and bank discount notes which are all denominated in US dollars. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to its investment portfolio, due to the relative short-term nature of the investments and current ability to hold the investments to maturity.

The Company is exposed to financial risk related to the fluctuation of foreign currency exchange rates which could have a material effect on its future operating results or cash flows. Foreign currency risk is the risk that variations in exchange rates between the United States dollar and foreign currencies, primarily with the Canadian dollar, will affect the Company’s operating and financial results. The Company holds its cash reserves in US dollars and the majority of its expenses, including clinical trial costs are also denominated in US dollars, which mitigates the risk of foreign exchange fluctuations.

As the Company’s functional currency is the US dollar, the Company has foreign exchange exposure to the CDN dollar.

The following table presents the Company’s exposure to the CDN dollar:

	December 31,	December 31,
	2015	2014
	$	$
Cash and cash equivalents	116	138
Accounts receivable	39	60
Accounts payable and accrued liabilities	(803)	(860)

Net exposure	(648)	(662)

	Reporting date rate
	December 31,	December 31,
	2015	2014
	$	$
$CDN - $US	0.723	0.862

Based on the Company’s foreign currency exposures noted above, varying the foreign exchange rates to reflect a ten percent strengthening of the US dollar would have decreased the net loss by $65,000 as at December 31, 2015 assuming that all other variables remained constant. An assumed 10 percent weakening of the US dollar would have had an equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

CONTINGENCIES

i)

The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

ii)

The Company has entered into indemnification agreements with its officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company does maintain liability insurance to limit the exposure of the Company.

iii)

The Company has entered into license and research and development agreements with third parties that include indemnification and obligation provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any payments under such agreements and no amount has been accrued in the accompanying interim condensed consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting (ICFR) to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with IFRS.

Management does not expect that the Company’s internal controls and procedures over financial reporting will prevent all error and all fraud. A control system provides only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitation in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons by collusion of two or more people or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving the Company’s stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the effectiveness of the Company’s ICFR as of December 31, 2015 based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s ICFR were effective as of December 31, 2015.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures (“DC&P”) as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, are designed to provide reasonable assurance that all material information required to be publicly disclosed in the Company’s annual, interim filings and other reports filed or submitted by the Company under securities legislation is recorded, processed , summarized and reported within the time periods specified under securities legislation and include controls and procedures designed to ensure that information required to be so disclosed is accumulated and communicated to management including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions.

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and, therefore, management is required to apply its judgment in evaluating and implementing possible controls and procedures. The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2015, have concluded that the disclosure controls and procedures were adequate and effective to provide reasonable assurance that material information the Company is required to disclose on a continuous basis in interim and annual filings and other reports and news releases is recorded, processed, summarized and reported or disclosed on a timely basis as necessary.

UPDATED SHARE INFORMATION

As at March 16, 2016, the following class of shares and equity securities potentially convertible into common shares were outstanding:

Common shares	32,287,000
Convertible equity securities
Derivative liability warrants	4,548,000
Other warrants	1,368,000
Stock options	2,713,000

SUPPLEMENTAL INFORMATION

Selected Annual Information (expressed in thousands of dollars, except per share data)

	2015	2014	2013
Statement of Operations	$	$	$
Revenues	235	278	969
Expenses, net	(23,943)	(16,925)	(7,542)
Gain (loss) on derivative warrant liability	5,101	(2,774)	-
Income tax recovery	-	-	3,911
Net loss for the year	(18,607)	(19,421)	(2,662)
Net loss per share	(0.58)	(0.67)	(0.42)
Weighted average number of common shares outstanding	32,154	29,158	6,344
Balance sheets
Working capital (deficiency)	12,917	30,715	(3,954)
Total assets	33,567	52,378	23,167
Non-current contingent consideration	3,810	3,473	2,690
Shareholder’s equity	19,963	33,871	13,313
Common shares outstanding	32,287	31,818	12,375

Quarterly Information
(expressed in thousands except per share data)

Set forth below is unaudited consolidated financial data for each of the last eight quarters:

2015	Q1	Q2	Q3	Q4	Annual
	$	$	$	$	$
Revenues	62	59	57	57	235
Expenses
Research and development	3,330	4,330	4,670	3,652	15,982
Corporate, administration and business development	1,905	1,414	1,380	1,564	6,263
Amortization and impairment of tangible and intangible assets	398	363	434	363	1,558
Contract services	5	4	1	2	12
Other expense (income)	98	83	(55)	2	128
Gain (loss) on derivative warrant liability	(2,927)	5,402	1,163	1,463	5,101
Net loss for the period	(8,601)	(733)	(5,210)	(4,063)	(18,607)
Per common share ($) Net loss per common share – basic and diluted	(0.27)	(0.02)	(0.16)	(0.13)	(0.58)
Common Shares outstanding	32,062	32,267	32,287	32,287	32,287
Weighted average number of common shares outstanding	31,859	32,237	32,278	32,287	32,154

2014	Q1	Q2	Q3	Q4	Annual
Revenues	67	71	72	68	278
Expenses
Research and development	1,040	2,547	2,433	3,092	9,112
Corporate, administration and business development	2,373	1,713	1,405	1,399	6,890
Restructuring and acquisition	569	403	60	36	1,068
Amortization and impairment of tangible and intangible assets	369	369	373	410	1,521
Contract services	8	10	11	8	37
Other expense (income)	899	(954)	(1,690)	42	(1,703)
Gain(loss) on derivative warrant liability	416	(7,017)	5,268	(1,441)	(2,774)
Net income (loss) for the period	(4,775)	(11,034)	2,748	(6,360)	(19,421)
Per common share ($)
Net income (loss) per common share Basic	(0.22)	(0.35)	0.09	(0.20)	(0.67)
Diluted	(0.22)	(0.35)	0.08	(0.20)	(0.67)
Common Shares outstanding	31,354	31,369	31,577	31,818	31,818
Weighted average number of common shares outstanding
Basic	21,848	31,359	31,516	31,774	29,158
Diluted	21,848	31,359	33,249	31,774	29,158

Summary of Quarterly Results

The primary factors affecting the magnitude of the Company’s earnings (losses) in the various quarters are noted below and include the timing of research and development costs associated with the clinical development programs, timing and amount of stock compensation expense, fluctuations in the non-cash gain (loss) on derivative warrant liability resulting from required quarterly fair value adjustments and other specific one-time items as noted below.

The general increase in research and development costs for the quarters from March 31, 2014 to December 31, 2015, reflect costs incurred for the ongoing AURA clinical trial.

The Company records non-cash gains (losses) each quarter resulting from fair value revaluation of the derivative warrant liability. These revaluations fluctuates based primarily on the market price of the Company’s common shares

Corporate, administration and business development costs included non-cash stock-based compensation expense of $897,000 for the three months ended March 31, 2015.

Other expense (income) reflected a gain on extinguishment of warrant liability of $1.75 million for the three months ended September 30, 2014. Other expense (income) reflected a gain on extinguishment of warrant liability of $438,000 a gain on remeasurement of warrant liability of $646,000 for the three months ended June 30, 2014. Corporate, administration and business development costs reflected non-cash stock-based compensation expense of $1.04 million for the three months ended March 31, 2014.

Fourth Quarter Analysis (See Quarterly Information above for the fourth quarter comparative information detail).

The Company recorded a consolidated net loss of $4.06 million or $0.13 per common share for the fourth quarter ended December 31, 2015, compared to a consolidated net loss of $6.36 million or $0.20 per common share for the fourth quarter ended December 31, 2014.

The decrease in the consolidated net loss of $2.30 million was primarily attributable to recording a fair value adjustment gain on derivative warrant liability of $1.46 million in the fourth quarter ended December 31, 2015 versus a loss of $1.44 million in the comparable period in 2014.

The decrease was partially offset by higher research and development expenses incurred in the current quarter of $560,000. Research and development expenses amounted to $3.65 million for the fourth quarter ended December 31, 2015 compared to $3.09 million for the corresponding quarter the previous year. The increase was primarily the result of higher drug supply and distribution costs. These costs increased to $540,000 in the fourth quarter ended December 31, 2015 compared to $97,000 for the comparable period in 2014 as the number of patients on the drug reached maximum levels in the fourth quarter ended December 31, 2015.

Corporate, administration and business expenses were $1.56 million for the fourth quarter ended December 31, 2015 compared to $1.40 million for the corresponding period in 2014. The increase in these expenses in 2015 was primarily the result of an increase in non-cash stock compensation expense of $232,000 in the fourth quarter of 2015 compared to the same period in 2014.

2016 OUTLOOK

Aurinia Pharmaceuticals Inc. is a public, clinical-stage pharmaceutical company operating in the field of nephrology and autoimmunity, and is specifically focused on the development of its lead compound, voclosporin, to treat patients afflicted with LN.

In January 2016, enrollment in the randomized, placebo controlled trial, known as AURA, was completed, with primary data un-blinding and disclosure expected in the third quarter of 2016. Given significant unmet medical need in this condition, measurably high degrees of longer term morbidity and mortality, no approved medication outside of Japan, and a very high pharmaco-economic burden, positive results for this flat-dosed, oral solid medication will be of significant clinical and commercial value.

In February, 2016, the company disclosed the first ever, clinical data in patients treated with voclosporin, as a component of multi-target therapy, and diagnosed with LN. While this data was derived from an open-labelled trial with a smaller patient base (7), the uniform positive results seen in each patient presented is considered a confirmation of the clinical thesis.

Further, in March, 2016, Aurinia announced that the FDA had granted Fast Track designation for voclosporin, for the treatment of LN. The Fast Track program was created by the FDA to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions, and that demonstrate the potential to address significant unmet medical needs. Among other benefits, the Fast Track designation allows the Company to submit parts of the New Drug Application (NDA) on a rolling basis for review as data becomes available.

Significant work and opportunity will remain after the AURA primary data disclosure in the third quarter of 2016 and may include the planning, execution, and conclusion of a Phase 3 program, on-going interaction with major regulatory bodies, and the raise of additional capital necessary to complete the clinical development of voclosporin. Further, other strategic options may be considered including, but not limited to, in-licensing complementary assets or technology platforms and strategic partnerships. Much is dependent on the capital markets and the availability of funds at acceptable terms.

The Company continues to be optimistic that the clinical and investment theses of treating LN patients with voclosporin will be realized, which would provide a measurable improvement in the standard of care for these deserving patients while unlocking shareholder value.